April 24, 2019

VIA EDGAR

Ms. Sara von Althann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Commodity Index Fund
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333- 230259

Dear Ms. Sara von Althann:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Commodity Index Fund hereby respectfully requests that the above-captioned registration statement be ordered effective on April 26, 2019, at 9:00 a.m. ET, or as soon thereafter as practicable.

United States Commodity Index Fund

By: United States Commodity Funds LLC,
its Sponsor

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel